Phoenix Capital Group Holdings, LLC
5601 Broadway
Suite 240
Littleton, CO 80121

December 20, 2021

VIA EDGAR

Irne Barberena-Meissner
Office of Energy & Transportation
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:
Phoenix Capital Group Holdings, LLC
Offering Statement on Form 1-A
Filed November 19, 2021
File No. 024-11723

Dear Ms. Barberena-Meissner:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on December 23, 2021 at 12:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●
the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ LindseyWilson
Lindsey Wilson